Exhibit 1


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                                                                 www.embraer.com

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              EMBRAER ANNOUNCES SAUDI ARABIAN AIRLINES ORDER FOR 15 EMBRAER 170s

              The aircraft will be deployed within Saudi Arabian Airlines' domestic and regional markets

              Sao Jose dos Campos, April 25, 2005 - Saudi Arabian Airlines today announced a firm order of 15 EMBRAER 170 aircraft, with first delivery scheduled for December 2005. The airline becomes Embraer's first customer for the type in the Middle East.

              The final contract, to be signed Wednesday in Riyadh, has a total value of about US$ 400 million at list price. All aircraft will be configured in a two-class layout with a total of 66 seats, six of which will be assigned to first class.

              "I am sincerely pleased with our selection, as the Embraer's new jet will provide Saudi Arabian Airlines with the possibility to expand our domestic and regional aviation activity. By right-sizing our fleet with the EMBRAER 170, we are aiming at better serving our domestic and regional markets. The aircraft will offer our valued customers with optimum comfort and a highly reliable service," said H.E. Dr. Khaled A. Ben-Bakr, Director General Saudi Arabian Airlines. "Our choice reflects the level of confidence we have in Embraer as a leading manufacturer of commercial jets."

              As it enters its 60th year of operation, Saudi Arabian Airlines is strongly committed to the development and expansion of services within the Kingdom and the region. The airline intends to deploy its newly acquired EMBRAER 170 within its domestic and regional markets, adding frequencies on existing routes and eventually developing mini-hubs at Hail City in the North of the country and Abha in the South.

              "We are particularly proud and honored to welcome such a prestigious airline as Saudi Arabian Airlines to our growing family of customers," said Mauricio Botelho, President and CEO of Embraer. "Saudi Arabian Airlines' decision to select the EMBRAER 170 represents a milestone in the development of regional aviation within the region. We are privileged to be providing the very first regional jet aircraft to the Kingdom of Saudi Arabia, and we look forward to continuing the strong partnership that has developed between our two companies during the many years ahead."

              As of March 31, 2005, the EMBRAER 170/190 family had logged 357 firm orders and 387 options.

              Embraer is the world's leading manufacturer of commercial jets up to 110 seats.


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              Note to Editors

              Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ;
              Bovespa: EMBR3 and EMBR4) is the world's leading manufacturer of Commercial jets up to 110 seats with 35 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global airline, Defense and Corporate markets. With headquarters in Sao Jose dos Campos, state of Sao Paulo, the Company has offices and customer service bases in China, France, Portugal, Singapore and the United States. Embraer is among Brazil's leading exporting companies. As of March 31, 2005 Embraer had a total workforce of 16,409 people, including the employees of recently acquired OGMA in Portugal, and its firm order backlog totaled US$ 9.9 billion.


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              This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current
              expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among other: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations.The words
              "believe", "may", "is able", "will be able", "intend", "continue",
              "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new
              information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.
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
PRESS OFFICES     Headquarters                   North America              Europe, Middle East and Africa

                  Rosana Dias                    Doug Oliver                Stephane Guilbaud          Catherine Fracchia
                  rosana.dias@embraer.com.br     doliver@embraer.com        sguilbaud@embraer.fr       cfracchia@embraer.fr
                  Cel:  (+55 12) 9724 4929       Tel:  (+1 954) 359 3414    Cel:  (+33 0) 67522 8519   Cel:  (+33 0) 67523 6903
                  Tel:  (+55 12) 3927 1311       Tel:  (+1 954) 232 9560    Tel:  (+33 0) 14938 4455   Tel:  (+33 0) 14938 4530
                  Fax:  (+55 12) 3927 2411       Fax:  (+1 954) 359 4755    Fax:  (+33 0) 14938 4456   Fax:  (+33 0) 14938 4456
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